Exhibit 99.1

XP INC. REACHES R$817 BILLION AUC; R$6.8 BILLION CREDIT PORTFOLIO AND CREDIT CARD TPV OF R$2.1 BILLION

São Paulo, Brazil, July 16, 2021 – XP Inc. (Nasdaq: XP), a leading, technology-driven platform and a trusted provider of low-fee financial products and services in Brazil, announced today its 2Q21 KPIs.

Credit Portfolio¹ (in R$ billion)

Our Credit portfolio reached R$6.8 billion as of June 30, 2021, a 43% Increase quarter-over-quarter. The duration of our credit book was 3.5 years, with a 90-day Non-Performing Loan (NPL) ratio of 0.0%.

¹This portfolio does not include Credit Card related loans and receivables

Credit Card TPV (in R$ billion)

2Q21 was the first full quarter since officially launching our credit card. For the quarter, we generated R$2.1 billion of TPV (Total Purchased Value), a growth of 316% quarter-over-quarter, reinforcing the power of XP’s comprehensive platform.

Assets Under Custody (in R$ billion)

Total AUC reached R$817 billion at June 30, up 88% year-over-year and 14% quarter-over-quarter. Year-over-year growth was driven by R$298 billion of net inflows and R$83 billion of market appreciation. Our growth reinforces the strength and resiliency of our business model, distribution capabilities, product offerings, innovation and culture.

Net Inflow (in R$ billion)

Net Inflows were up 9% quarter-over-quarter, and 159% year-over-year. Flows were strong across all channels and brands, with over R$30 billion in inflows led by XP Private, awarded by Euromoney as Latin America’s best bank for wealth management 2021.

Active Clients (in ‘000)

Active clients grew 33% and 5% in 2Q21 vs 2Q20 and 1Q21, respectively. Average monthly client additions decreased to 49,000 in 2Q21 from 72,000 in 1Q21, primarily reflecting slower activation at Clear, following lower market trading volumes, specifically futures.

IFA Network Gross Additions

IFA Network gross additions totaled 1,198 in 2Q21, up 165% year-over-year and 31% quarter-over-quarter.

Retail Daily Average Trades¹ (million trades)

¹Daily Average Trades, including Stocks, REITs, Options and Futures

Retail DATs totaled 2.7 million in 2Q21, a decline of 18% on a sequential basis following a decline in B3 traded volume versus a strong 1Q21, when futures volumes reached record highs. Despite the intense volatility and activity during 2Q20, attributable to the Covid-19 outbreak, total DATs were stable on a year-over-year basis.

NPS (Net Promoter Score)

Our NPS, a widely known survey methodology used to measure customer satisfaction, was 76 in June 2021, reflecting our ongoing efforts to provide superior customer service at a lower cost. Maintaining a high NPS score remains a priority for XP since our business model is built around client experience. The NPS calculation as of a given date reflects the average scores in the prior six months.

Second Quarter Results Conference Call

The Company expects to release its complete second quarter of 2021 financial results on August 03, 2021 after market close. More details will be provided at a later date.

Non-GAAP Measures

This release includes certain non-GAAP financial information We believe that such information is meaningful and useful in understanding the activities and business metrics of the Company’s operations. We also believe that these non GAAP financial measures reflect an additional way of viewing aspects of the Company’s business that, when viewed with our International Financial Reporting Standards results, as issued by the International Accounting Standards Board, provide a more complete understanding of factors and trends affecting the Company’s business. Furthermore, investors regularly rely on non GAAP financial measures to assess operating performance and such measures may highlight trends in the Company’s business that may not otherwise be apparent when relying on financial measures calculated in accordance with IFRS. We also believe that certain non GAAP financial measures are frequently used by securities analysts, investors and other interested parties in the evaluation of public companies in the Company’s industry, many of which present these measures when reporting their results The non GAAP financial information is presented for informational purposes and to enhance understanding of the IFRS financial statements. The non GAAP measures should be considered in addition to results prepared in accordance with IFRS, but not as a substitute for, or superior to, IFRS results. As other companies may determine or calculate this non GAAP financial information differently, the usefulness of these measures for comparative purposes is limited.

About XP

XP is a leading, technology-driven platform and a trusted provider of low-fee financial products and services in Brazil. XP’s mission is to disintermediate the legacy models of traditional financial institutions by:

•	Educating new classes of investors;

•	Democratizing access to a wider range of financial services;

•	Developing new financial products and technology applications to empower clients; and

•	Providing high-quality customer service and client experience in the industry in Brazil.

XP provides customers with two principal types of offerings, (i) financial advisory services for retail clients in Brazil, high-net-worth clients, international clients and corporate and institutional clients, and (ii) an open financial product platform providing access to over 800 investment products including equity and fixed income securities, mutual and hedge funds, structured products, life insurance, pension plans, real-estate investment funds (REITs) and others from XP, its partners and competitors.

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. Words such as "expect," "anticipate," "should," "believe," "hope," “aim,” "target," "project," "goals," "estimate," "potential," "predict," "may," "will," "might," "could," "intend," variations of these terms or the negative of these terms and similar expressions are intended to identify these statements. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond XP Inc’s control. XP, Inc’s actual results could differ materially from those stated or implied in forward-looking statements due to several factors, including but not limited to: competition, change in clients, regulatory measures, a change the external forces among other factors.

For any questions, please contact:

André Martins	Investor Contact: ir@xpi.com.br
Antonio Guimarães	IR Website: investors.xpinc.com
Marina Montemor